     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 6, 1995
                                                     REGISTRATION NO. 33-59859
=============================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                ----------------

                                AMENDMENT NO. 1
                                       TO
                                    FORM S-3

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                                ----------------
                      THE PEP BOYS -- MANNY, MOE & JACK
            (Exact name of registrant as specified in its charter)

            Pennsylvania                               23-0962915
   (State or other jurisdiction                     (I.R.S. EMPLOYER
         of incorporation)                         IDENTIFICATION NO.)

                                ----------------
                          3111 West Allegheny Avenue
                       Philadelphia, Pennsylvania 19132
                                (215) 229-9000
        (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                                ----------------
                            Mitchell G. Leibovitz
                            Chairman of the Board,
                    President and Chief Executive Officer
                          3111 West Allegheny Avenue
                       Philadelphia, Pennsylvania 19132
                                (215) 229-9000
          (Name, address, including zip code, and telephone number,
                  including area code, of agent for service)
                                ----------------
                                 with copies to:
     Daniel D. Rubino, Esq.                       Morton A. Pierce, Esq.
   Willkie Farr & Gallagher                         Dewey Ballantine
      One Citicorp Center                      1301 Avenue of the Americas
     153 East 53rd Street                        New York, New York 10019
   New York, New York 10022                           (212) 259-8000
       (212) 821-8000
   (Counsel for Registrant)                      (Counsel for Underwriters)

                                ----------------

   Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

   If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or reinvestment plans, check the following box. [ ]

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]


   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


                                ----------------

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

=============================================================================

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.


                  SUBJECT TO COMPLETION, DATED JUNE 6, 1995



                                    (LOGO)

                                   PEP BOYS

                                 $100,000,000
                      The Pep Boys -- Manny, Moe & Jack
                               % Notes Due 2005


Interest payable        and                               Due           , 2005
                                ----------------


   The Notes will not be redeemable prior to maturity and will not be subject to any sinking fund.

                                ----------------


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
   EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
       SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
          COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
             PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                              CRIMINAL OFFENSE.

                                    Underwriting
                    Price to        Discounts and       Proceeds to
                   Public (1)        Commissions       Company (1)(2)
                 --------------   -----------------    ---------------
Per Note  ....     %                %                     %
Total  .......  $                $                    $


(1) Plus accrued interest, if any, from          , 1995.

(2) Before deduction of estimated expenses of $225,000 payable by the
Company.
                                ----------------

   The Notes are offered by the several Underwriters when, as and if issued by the Company, delivered to and accepted by the Underwriters and subject to their right to reject orders in whole or in part. It is expected that delivery of the Notes, in book-entry form, will be made through the
facilities of The Depository Trust Company on or about          , 1995.


                               CS First Boston

                The date of this Prospectus is          , 1995

   IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE NOTES OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.


                                ----------------

                             AVAILABLE INFORMATION

   The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files annual and quarterly reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information concerning the Company may be inspected, and copies of such material may be obtained at prescribed rates, at the Commission's Public Reference Section, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the Commission's Regional Offices at Seven World Trade Center, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Room 1400, Chicago, Illinois 60661-2511. The Company's Common Stock is listed on the New York Stock Exchange (the "NYSE"). Reports, proxy statements and other information concerning the Company may be inspected at the offices of the NYSE at 20 Broad Street, New York, New York 10005.

   This Prospectus constitutes part of a Registration Statement on Form S-3 (the "Registration Statement") filed by the Company with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus omits certain of the information contained in the Registration Statement and the exhibits and schedules thereto, in accordance with the rules and regulations of the Commission. For further information concerning the Company and the Notes offered hereby, reference is made to the Registration Statement and the exhibits and schedules filed therewith, which may be inspected without charge at the office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and copies of which may be obtained from the Commission at prescribed rates. Any statements contained herein concerning the provisions of any document are not necessarily complete, and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

               INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

   The Company's Annual Report on Form 10-K for the year ended January 28, 1995 and the Company's Quarterly Report on Form 10-Q for the quarter ended April 29, 1995, each as filed with the Commission pursuant to the Exchange Act, are incorporated into this Prospectus by reference.

   All reports and other documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of this Offering shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such reports and documents. Any statement incorporated herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

   The Company will provide without charge to each person to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any or all of the foregoing documents incorporated herein by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such document). Requests for such documents should be submitted in writing to Mr. Michael J. Holden, Senior Vice President -- Chief Financial Officer and Treasurer, The Pep Boys -- Manny, Moe & Jack, 3111 West Allegheny Avenue, Philadelphia, Pennsylvania 19132, telephone (215) 229-9000.

                                 THE COMPANY

   The Pep Boys -- Manny, Moe & Jack (together with its subsidiaries, the "Pep Boys" or the "Company") is a leading automotive aftermarket retail and service chain. The Company is engaged principally in the retail sale of automotive parts and accessories, automotive maintenance and service and the installation of parts. Pep Boys operates its business through its chain of 436 Pep Boys stores (as of April 29, 1995) located in 32 states, of which 300 stores are owned and 136 stores are leased. Pep Boys' operations are supplied by distribution facilities in five locations.

   The Company operates approximately 8,900,000 gross square feet of retail space for an average of approximately 20,500 gross square feet per store, including an aggregate of 4,187 service bays. A typical new Pep Boys store is a free-standing warehouse format Supercenter of approximately 22,000 square feet. Each new Supercenter has approximately 12 service bays along with a product offering of approximately 25,000 stock-keeping units ("SKUs") and is generally located in an area with high automotive traffic count and population density. Pep Boys believes that the operation of service bays in its Supercenter stores differentiates it from most of its competitors by providing its customers with the ability to purchase parts and have them installed at the same location.

   In 1994, the Company introduced a supplemental store format under the name "Pep Boys -- PARTS USA" to operate in locations that the Company believes will be better served by stores with an extensive selection of parts and accessories but without tires or service bays. These locations will primarily consist of certain urban areas, smaller markets and areas located between Supercenters. PARTS USA stores will generally be approximately 10,000 to 13,000 square feet and will stock approximately 22,000 SKUs. As compared to the Supercenters, these stores will have a higher percentage of hard parts and accessories, the highest margin merchandise categories, in the sales mix. By supplementing its Supercenter expansion with PARTS USA stores, the Company seeks to increase its market penetration and share over time.

   During fiscal years 1992, 1993 and 1994, Pep Boys added a net of 20, 29 and 49 stores, respectively, including the first PARTS USA store in fiscal 1994. In fiscal 1995, the Company plans to open approximately 50 new warehouse format Supercenters and 25 PARTS USA stores, and expects to close approximately four older stores. Included in the Company's expansion will be its initial entry into Puerto Rico -- its first units outside of the continental United States. In fiscal 1994, the Company's annual gross revenues increased by more than $165 million to $1.41 billion (a 13% increase) and earnings before the cumulative effect of a change in accounting principle increased by $14 million to $80.0 million (a 22% increase). See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

   Although the Company's competition varies by geographical area, the Company believes that it generally has a favorable competitive position in terms of price, depth and breadth of merchandise, quality of personnel and customer service. The Company believes that it provides customers with among the lowest prices in each of its markets. Pep Boys employs an everyday-low-price strategy which it believes provides its customers better value and consistency on a day-to-day basis and improves inventory management. In addition, Pep Boys believes that it carries among the largest selection of parts, accessories and chemicals in the automotive aftermarket retail industry, with approximately 25,000 SKUs per Supercenter. The Company also believes it provides a high level of customer service through its well-trained and knowledgeable employees. The Company's advertising strategy consists primarily of television advertising and multi-page catalogs, supplemented with radio advertising and various in-store promotions.

   The Company utilizes electronic parts catalogs, enabling employees to reference and access parts instantly while noting price, related items and in-stock position. In addition, the Company monitors product sales by SKU through its point-of-sale system which utilizes bar code slot scanning. This system enables the Company to monitor its gross margins and set minimum and maximum inventory levels for each store. The Company's centralized buying system and a perpetual inventory-automatic replenishment system orders additional inventory from one of the Company's warehouses when a store's inventory on hand falls below the minimum level set for each SKU.

   The Pep Boys -- Manny, Moe & Jack, a Pennsylvania corporation, was incorporated in 1925. The Company's executive offices are located at 3111 West Allegheny Avenue, Philadelphia, Pennsylvania 19132, telephone (215) 229-9000.

                               USE OF PROCEEDS

    The net proceeds from the sale of the Notes due 2005 (the "Notes") offered hereby will be used to repay portions of the Company's long-term variable-rate bank debt, bearing interest at rates which range from 6.22% to 6.38%, and for general corporate purposes. The long-term debt expected to be repaid was incurred within one year of the date hereof to finance a portion of the capital expenditures incurred in connection with the opening of new stores, to retire the 9.33% Notes of the Company and for working capital purposes. The long-term debt expected to be repaid matures in March 2000. See "Capitalization." Pending use of the proceeds of the Offering, the Company expects to invest such funds in short-term marketable securities.


                                CAPITALIZATION

   The following table sets forth the capitalization of the Company at April 29, 1995, and as adjusted to give effect to the sale of the Notes offered hereby. See "Use of Proceeds."


                                                                            Actual      As Adjusted
                                                                          ----------   -------------
                                                                            (amounts in thousands)
Short-term debt  ......................................................    $    --       $    --
Current maturities of long-term debt  .................................     114,311       114,311

Long-term debt less current maturities:  ..............................
  Indebtedness to banks under revolving credit loan agreement .........    $150,000      $ 79,275
  Other lines of credit with banks ....................................      28,400           --
  Mortgage notes ......................................................       2,554         2,554
  8 7/8 % Notes .......................................................     107,040       107,040
  9.33% Notes(1) ......................................................      16,072        16,072
  6 5/8 % Notes .......................................................      75,000        75,000
  4% Convertible subordinated notes ...................................      86,250        86,250
  Notes offered hereby ................................................         --        100,000
                                                                          ---------    ----------
                                                                           $465,316      $466,191
    Less current maturities  ..........................................     114,311       114,311
                                                                          ---------    ----------
   Total long-term debt ...............................................    $351,005      $351,880
                                                                          ---------    ----------
Stockholders' equity:  ................................................
  Common Stock, par value $1.00 per share: Authorized 500,000,000
   shares; 61,559,559 shares issued and outstanding  ..................      61,560        61,560
  Paid-in capital .....................................................     131,278       131,278
  Retained earnings ...................................................     467,675       467,675
                                                                          ---------    ----------
                                                                            660,513       660,513
  Less: ...............................................................
   Treasury Stock, 100,000 shares at cost  ............................       2,705         2,705
   Shares held in benefits trust, 2,232,500 shares at cost  ...........      60,269        60,269
                                                                          ---------    ----------
    Total stockholders' equity  .......................................     597,539       597,539
                                                                          ---------    ----------
Total long-term debt and stockholders' equity  ........................    $948,544      $949,419
                                                                          =========    ==========


- ------
(1) On May 30, 1995, the Company retired the 9.33% Notes with borrowings under the revolving credit loan agreement.

                           SELECTED FINANCIAL DATA

   The selected financial data for the five years ended January 28, 1995 (except for "Number of retail outlets," "Ratio of earnings to fixed charges" and "Total square footage") were derived from audited financial statements. The financial statements for the three years ended January 28, 1995, which have been audited by Deloitte & Touche LLP, independent auditors, are incorporated by reference herein. The selected financial data for the 13-week periods ended April 29, 1995 and April 30, 1994, respectively, have been derived from unaudited financial statements and reflect, in the opinion of the Company, all adjustments necessary to present fairly the information for such periods. The results of operations in the 13-week period ended April 29, 1995 are not necessarily indicative of the operating results for the full year. The selected financial data should be read in conjunction with the financial statements and other information contained in the Company's Annual Report on Form 10-K for the year ended January 28, 1995, the Company's Quarterly Report on Form 10-Q for the quarter ended April 29, 1995 and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this Prospectus.


                                       13 Weeks Ended
                              --------------------------------
                               April 29, 1995   April 30, 1994
                               --------------   --------------


Earnings Statement Data
  Merchandise sales ........   $  307,549       $  290,826
  Service revenue ..........       53,660           46,874
                               ----------      -----------
  Total revenues ...........      361,209          337,700
  Gross profit from
   merchandise sales  ......       90,288           82,603
  Gross profit from service
   revenue  ................       10,099            7,924
                               ----------      -----------
  Total gross profit .......      100,387           90,527
  Selling, general and
   administrative expenses         67,055           57,926
  Operating profit .........       33,332           32,601
  Nonoperating income ......          456            1,099
  Interest expense .........        7,965            5,720
  Earnings before income
   taxes and change in
   accounting principle  ...       25,823           27,980
  Income taxes .............        9,619           10,423
  Earnings before change in
   accounting principle  ...       16,204           17,557
  Cumulative effect of
   change in accounting
   principle  ..............           --           (4,300)
   Net ernings..............       16,204           13,257
Balance Sheet Data
  Working capital ..........   $   77,666       $   77,468
  Total assets .............    1,330,465        1,155,615
  Long-term debt ...........      351,005          272,956
  Stockholders' equity .....      597,539          532,744
Other Statistics
  Ratio of earnings to fixed
   charges(1)  .............         3.6x             4.7x
  Depreciation and
   amortization  ...........   $   12,407       $   10,542
  Capital expenditures .....   $   39,211       $   30,032
  Number of retail outlets .          436              387
  Total square footage .....    8,940,000        7,813,000




                                                                               Year Ended
                                            ---------------------------------------------------------------------------------------
                                             Jan. 28, 1995     Jan. 29, 1994      Jan. 30, 1993       Feb. 1, 1992     Feb. 2, 1991
                                            ---------------   ---------------    ---------------      -------------   -------------
                                                                            (dollars in thousands)
Earnings Statement Data
  Merchandise sales .....................       $ 1,211,536        $ 1,076,543       $ 1,008,191       $   873,381       $   774,502
  Service revenue .......................           195,449            164,590           147,403           128,127           110,172
                                                -----------        -----------       -----------       -----------       -----------
  Total revenues ........................         1,406,985          1,241,133         1,155,594         1,001,508           884,674
  Gross profit from
   merchandise sales ....................           364,378            307,861           272,412           240,199           217,052
  Gross profit from service
   revenue ..............................            32,417             27,457            24,528            19,726            17,854
                                                -----------        -----------       -----------       -----------       -----------
  Total gross profit ....................           396,795            335,318           296,940           259,925           234,906
  Selling, general and
   administrative expenses ..............           247,872            214,710           194,160           176,275           157,468
  Operating profit ......................           148,923            120,608           102,780            83,650            77,438
  Nonoperating income ...................             3,490              3,601             3,015             1,933             1,601
  Interest expense ......................            25,931             19,701            20,180            25,071            20,262
  Earnings before income
   taxes and change in
   accounting principle .................           126,482            104,508            85,615            60,512            58,777
  Income taxes ..........................            46,474             38,996            31,036            21,640            21,247
  Earnings before change in
   accounting principle .................            80,008             65,512            54,579            38,872            37,530
  Cumulative effect of
   change in accounting
   principle ............................            (4,300)              --                --                --                --
  Net earnings ..........................            75,708             65,512            54,579            38,872            37,530
Balance Sheet Data
  Working capital .......................       $   121,858        $    92,518       $   104,622       $    81,935       $    91,801
  Total assets ..........................         1,291,019          1,078,518           967,813           856,925           819,421
  Long-term debt ........................           380,787            253,000           209,347           279,250           285,868
  Stockholders' equity ..................           586,253            547,759           509,763           378,514           344,603
Other Statistics
  Ratio of earnings to fixed
   charges(1) ...........................              4.7x               4.9x              4.3x              3.1x              3.3x
  Depreciation and
   amortization .........................       $    44,402        $    39,125       $    36,674       $    33,439       $    27,838
  Capital expenditures ..................       $   185,072        $   135,165       $    78,025       $    65,801       $   105,826
  Number of retail outlets ..............               435                386               357               337               313
  Total square footage ..................         8,900,000          7,771,000         7,039,000         6,522,000         5,950,000






- ------
(1) Computed by dividing earnings by fixed charges. "Earnings" consist of earnings before income taxes and change in accounting principle plus fixed charges (exclusive of capitalized interest costs). "Fixed charges" consist of interest costs (including capitalized interest costs) plus one-third of rental expense (which amount is considered representative of the interest factor in rental expense).

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

   The following table presents for the periods indicated certain items in the consolidated statements of earnings as a percentage of total revenues (except as otherwise provided) and the percentage change in dollar amounts of such items compared to the indicated prior period.

                                                          Percentage of Total Revenues
                                --------------------------------------------------------------------------------
                                        13 Weeks Ended                         Fiscal Year Ended
                               --------------------------------   ----------------------------------------------
                                April 29, 1995   April 30, 1994   Jan. 28, 1995   Jan. 29, 1994    Jan. 30, 1993
                                --------------   --------------    -------------   -------------   -------------
Merchandise sales  ..........       85.1%            86.1%            86.1%           86.7%            87.2%
Service revenue(1)  .........       14.9             13.9             13.9            13.3             12.8
                                 -------          -------          -------          ------           ------
Total revenues  .............      100.0            100.0            100.0           100.0            100.0
Costs of merchandise
  sales(2) ..................       70.6(3)          71.6(3)          69.9(3)         71.4(3)          73.0(3)
Costs of service revenue(2)         81.2(3)          83.1(3)          83.4(3)         83.3(3)          83.4(3)
                                 -------          -------          -------          ------           ------
Total costs of revenues  ....       72.2             73.2             71.8            73.0             74.3
Gross profit from
  merchandise sales .........       29.4(3)          28.4(3)          30.1(3)         28.6(3)          27.0(3)
Gross profit from service
  revenue ...................       18.8(3)          16.9(3)          16.6(3)         16.7(3)          16.6(3)
                                 -------          -------          -------          ------           ------
Total gross profit  .........       27.8             26.8             28.2            27.0             25.7
Selling, general and
  administrative expenses ...       18.6             17.1             17.6            17.3             16.8
                                 -------          -------          -------          ------           ------
Operating profit  ...........        9.2              9.7             10.6             9.7              8.9
Nonoperating income  ........         .1               .3               .2              .3               .3
Interest expense  ...........        2.2              1.7              1.8             1.6              1.8
                                 -------          -------          -------          ------           ------
Earnings before income taxes
  and cumulative effect of
  change in accounting
  principle .................        7.1              8.3              9.0             8.4              7.4
Income taxes  ...............       37.2(4)          37.3(4)          36.7(4)         37.3(4)          36.3(4)
                                 -------          -------          -------          ------           ------
Earnings before cumulative
  effect of change in
  accounting principle ......        4.5              5.2              5.7             5.3              4.7
Cumulative effect of
  change in accounting
  principle .................       --               (1.3)            (0.3)           --               --
                                 -------          -------          -------          ------           ------
Net earnings  ...............        4.5              3.9              5.4             5.3              4.7
                                 =======          =======          =======          ======           ======

                                                         Percentage Change
                                  -----------------------------------------------------------
                                  1st Quarter 1995 vs.    Fiscal 1994 vs.     Fiscal 1993 vs.
                                    1st Quarter 1994        Fiscal 1993         Fiscal 1992
                                  --------------------    ---------------     ---------------
Merchandise sales  ..........           5.8%                  12.5%                6.8%
Service revenue(1)  .........          14.5                   18.7                11.7
                                     ------                 ------              ------
Total revenues  .............           7.0                   13.4                 7.4
Costs of merchandise
  sales(2) ..................           4.3                   10.2                 4.5
Costs of service revenue(2)            11.8                   18.9                11.6
                                     ------                 ------              ------
Total costs of revenues  ....           5.5                   11.5                 5.5
Gross profit from
  merchandise sales .........           9.3                   18.4                13.0
Gross profit from service
  revenue ...................          27.4                   18.1                11.9
                                     ------                 ------              ------
Total gross profit  .........          10.9                   18.3                12.9
Selling, general and
  administrative expenses ...          15.8                   15.4                10.6
                                     ------                 ------              ------
Operating profit  ...........           2.2                   23.5                17.3
Nonoperating income  ........         (58.5)                  (3.1)               19.4
Interest expense  ...........          39.2                   31.6                (2.4)
                                     ------                 ------              ------
Earnings before income taxes
  and cumulative effect of
  change in accounting
  principle .................         (7.7)                   21.0                22.1
Income taxes  ...............         (7.7)                   19.2                25.6
                                     ------                 ------              ------
Earnings before cumulative
  effect of change in
  accounting principle ......         (7.7)                   22.1                20.0
Cumulative effect of
  change in accounting
  principle .................          --                       --                --
                                    ------                  ------              ------
Net earnings  ...............         22.2                    15.6                20.0
                                    ======                  ======              ======



- ------
(1) Service revenue consists of the labor charge for installing merchandise or maintaining or repairing vehicles, excluding the sale of any installed parts or materials.

(2) Costs of merchandise sales include the cost of products sold, buying, warehousing and store occupancy costs. Costs of service revenue include service center payroll and related employee benefits and service center occupancy costs. Occupancy costs include utilities, rents, real estate and property taxes, repairs and maintenance and depreciation and amortization expenses.

(3) As a percentage of related sales or revenue, as applicable.

(4) As a percentage of earnings before income taxes.

THIRTEEN WEEKS ENDED APRIL 29, 1995 VS. THIRTEEN WEEKS ENDED APRIL 30, 1994

   Total revenues for the first quarter increased 7% due to a higher store count (436 at April 29, 1995 compared with 387 at April 30, 1994) while comparable store revenues (revenues generated by stores in operation during the same months of each period) decreased 2%. Comparable store merchandise sales decreased 3% while comparable service revenue increased 3%.

   Gross profit from merchandise sales increased, as a percentage of merchandise sales, due primarily to higher merchandise margins, offset, in part, by an increase in store occupancy costs.

   Gross profit from service revenue increased, as a percentage of service revenue, due primarily to a decrease in service employee benefits costs.

   Selling, general and administrative expenses increased, as a percentage of total revenues, due primarily to higher store expenses.

   The 39% increase in interest expense was due primarily to higher debt levels coupled with higher interest rates.

   The 8% decrease in earnings before the cumulative effect of a change in accounting principle in 1995 as compared with 1994, was due primarily to a decrease in comparable store sales coupled with increases, as a percentage of total revenues, in selling, general and administrative expenses and interest expense, offset, in part, by increases in gross profit from merchandise sales and gross profit from service revenue, as a percentage of related sales and revenues.

   On January 30, 1994, the Company adopted SFAS No. 112, "Employers' Accounting for Postemployment Benefits." This statement establishes accrual accounting standards for employer-provided benefits which cover former or inactive employees after employment, but before retirement. Adoption of this accounting standard on January 30, 1994 resulted in a one-time charge to earnings of $4,300,000 (net of income tax benefit of $2,552,000) or $.07 per share recognized as a cumulative effect of a change in accounting principle.

FISCAL 1994 VS. FISCAL 1993

   Total revenues for fiscal 1994 increased 13% over fiscal 1993 due to a higher store count (435 at January 28, 1995 compared with 386 at January 29, 1994) coupled with a 5% increase in comparable store revenues (revenues generated by stores in operation during the same months of each period). Comparable store merchandise sales increased 5% while comparable store service revenue increased 8% over fiscal 1993.

   The increase in gross profit from merchandise sales, as a percentage of merchandise sales, was due primarily to significantly higher merchandise margins and a slight decrease in store occupancy costs.

   The small decrease in gross profit from service revenue, as a percentage of service revenue, was due primarily to an increase in service payroll costs, offset, in part, by a decrease in service employee benefits costs.

   The increase in selling, general and administrative expenses, as a percentage of total revenues, was due primarily to an increase in store expenses, offset, in part, by a decrease in employee benefits costs.

   The 32% increase in interest expense was due to higher debt levels incurred to fund the Company's store expansion program coupled with higher interest rates.

   The 22% increase in earnings before cumulative effect of change in accounting principle in fiscal 1994, as compared with fiscal 1993, was due to increases in comparable store revenues and gross profit from merchandise sales, as a percentage of merchandise sales, offset, in part, by increases in selling, general and administrative expenses and interest expense, as a percentage of total revenues.


FISCAL 1993 VS. FISCAL 1992

   Total revenues for fiscal 1993 increased 7% over fiscal 1992 due to a higher store count (386 at January 29, 1994 compared with 357 at January 30, 1993) coupled with a 1% increase in comparable store revenues. Comparable store merchandise sales remained constant while comparable store service revenue increased 3% over fiscal 1992.

   The increase in gross profit from merchandise sales, as a percentage of merchandise sales, was due primarily to significantly higher merchandise margins, offset, in part, by increases in store occupancy costs and warehousing costs.

   The small increase in gross profit from service revenue, as a percentage of service revenue, was due primarily to a decrease in service employee benefits costs, offset, in part, by an increase in service payroll and occupancy costs.

   The increase in selling, general and administrative expenses, as a percentage of total revenues, was due primarily to an increase in store expenses.

   The 2% decrease in interest expense was due to lower interest rates, offset, in part, by higher debt levels incurred to fund the Company's store expansion program.

   The increase in income taxes, as a percentage of earnings before income taxes, and cumulative effect of change in accounting principle was due primarily to a 1% increase in the federal statutory tax rate from 34% to 35%.

   The 20% increase in net earnings in fiscal 1993, as compared with fiscal 1992, was due to a substantial increase in gross profit from merchandise sales, as a percentage of merchandise sales, offset, in part, by an increase in selling, general and administrative expenses, as a percentage of total revenues.

EFFECTS OF INFLATION

   The Company uses the LIFO method of inventory valuation. Thus, the cost of merchandise sold approximates current cost. Although the Company cannot accurately determine the precise effect of inflation on its operations, it does not believe inflation has had a material effect on revenues or results of operations.

LIQUIDITY AND CAPITAL RESOURCES

    The Company's cash requirements arise principally from the need to finance the acquisition, construction and equipping of new stores and to purchase inventory. The Company opened 51 stores in fiscal 1994, 37 stores in fiscal 1993 and 29 stores in fiscal 1992. In fiscal 1994, with increased levels of capital expenditures coupled with cash from operating activities and lines of credit utilized to purchase its stock for transfer to the benefits trust, the Company increased its debt by $182,859,000. In fiscal 1993, with increased levels of capital expenditures coupled with cash from operating activities and lines of credit utilized to purchase its stock for transfer to the benefits trust, the Company increased its debt by $77,525,000. In fiscal 1992, with substantial cash flows from operating activities and the conversion of substantially all its $75,000,000 convertible subordinated debentures, the Company reduced its debt by $72,639,000.

   The following table indicates the Company's principal cash requirements for the past three years.

                                        Fiscal 1994     Fiscal 1993     Fiscal 1992       Total
                                       -------------   -------------    -------------   ----------
                                                      (dollar amounts in thousands)
Capital expenditures  ..............     $185,072        $135,165         $ 78,025      $398,262
Net inventory (1)  .................       87,248          26,487           24,001       137,736
                                       -------------   -------------    -------------   ----------
Total cash requirements  ...........     $272,320        $161,652         $102,026      $535,998
                                       =============   =============    =============   ==========
Net cash provided by operating
  activities (excluding net
  inventory) .......................     $124,474        $111,595         $100,415      $336,484
                                       =============   =============    =============   ==========


- ------
(1) Net inventory includes the increase in inventory less the net change in checks outstanding and accounts payable.


   Inventories have increased in the past three years as the Company added a net of 98 stores while stock-keeping units per store rose during the period from approximately 22,000 to approximately 25,000, many of which were higher cost hard parts.


   During the first quarter of 1995, the Company invested $39,211,000 in property and equipment while net inventory decreased by $29,921,000.

   The Company currently plans to open approximately 75 stores in fiscal 1995, four of which have been opened in the first quarter. Management estimates that the cost to open all 75 stores, coupled with capital expenditures relating to existing stores, warehouses and offices during fiscal 1995 will be approximately $200,000,000. In addition to the funds required to finance the Company's store expansion, the Company has authorization to purchase Common Stock having a value of up to $75,000,000 for sale to the benefits trust, of which Common Stock having a value of

$60,269,000 had been purchased as of April 29, 1995. Funds required to finance the store expansion, including related inventory requirements, and the stock repurchase are expected to come from operating activities with the remainder provided by unused lines of credit, which totalled $140,600,000 at April 29, 1995, or from accessing traditional lending sources which may include the public capital markets.

    During the thirteen weeks ended April 29, 1995, the Company amended and restated a revolving credit agreement it had with several major banks to increase the amount of borrowings provided from up to $100,000,000 to up to $200,000,000.

   The Company's working capital was $77,666,000 at April 29, 1995, $121,858,000 at January 28, 1995 and $92,518,000 at January 29, 1994. The
Company's long-term debt, as a percentage of its total capitalization, was 37% at April 29, 1995, 39% at January 28, 1995 and 32% at January 29, 1994.

                             DESCRIPTION OF NOTES

    The Notes will be issued under an Indenture, dated as of June __, 1995 (the "Indenture") between the Company and First Fidelity Bank, National Association, as Trustee (the "Trustee"), a form of which is filed as an exhibit to the Registration Statement of which this Prospectus is a part. The following summaries of certain provisions of the Indenture do not purport to be complete, and where particular provisions of the Indenture are referred to, such provisions, including definitions of certain terms, are incorporated by reference as a part of such summaries or terms, which are qualified in their entirety by reference to the provisions of the Indenture. The section references appearing below are to sections in the Indenture.

GENERAL

   The Notes will be unsecured obligations of the Company, will mature on ________ __, 2005 and will be limited to $100,000,000 aggregate principal amount and will rank on a parity with all other unsecured and unsubordinated indebtedness of the Company. The Notes are not redeemable prior to maturity by the Company and do not provide for any sinking fund. The Notes will bear interest at the rate per annum stated on the cover page of this Prospectus from the date of issuance, payable semi-annually on ________ ____ and ________ ____ of each year, commencing _____________ __, 1995, to the person in whose name such Note is registered at the close of business on the _____ __ or __________ __, respectively, prior to the payment date.

   Principal of and interest on the Notes will be payable, and the Notes will be exchangeable and transfers thereof will be registrable, at the corporate trust office of the Trustee in New York, New York, provided that, at the option of the Company, payment of any interest may be made by check mailed to the address of the person entitled thereto as it appears in the Note Register. Payment of any interest due on any Note will be made to the person in whose name such Note is registered at the close of business on the Regular Record Date for such interest. (Sections 301, 305, 307 and 1002)


FORM OF NOTES

   The Notes will be represented by one or more global securities (collectively, a "Global Note") registered in the name of The Depository Trust Company (the "Depositary"). Except as set forth below, a Global Note may be transferred in whole and not in part, only to the Depositary or another nominee of the Depositary or to a successor of the Depositary or its nominee.

   Upon the issuance of a Global Note, the Depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of the Notes represented by such Global Note to the accounts of institutions that have accounts with the Depositary or its nominee ("Participants"). The accounts to be credited will be designated by the Underwriters, dealers or agents. Ownership of beneficial interests in a Global Note will be limited to Participants or persons that may hold interests through Participants. Ownership of interests in such Global Note will be shown on, and the transfer of those ownership interests will be effected only through, records maintained by the Depositary (with respect to Participants' interests) and such Participants (with respect to the owners of beneficial interests in such Global Note). The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and laws may impair the ability to transfer or pledge beneficial interests in a Global Note.

   So long as the Depositary, or its nominee, is the registered holder and owner of such Global Note, the Depositary or such nominee, as the case may be, will be considered the sole owner and holder of the related Notes for all purposes of such Notes and for all purposes under the Indenture. Except as set forth below, owners of beneficial interests in a Global Note will not be entitled to have the Notes represented by such Global Note registered in their names, will not receive or be entitled to receive physical delivery of Notes in definitive form and will not be considered to be the owners or holders of any Notes under the Indenture or such Global Note.

   Accordingly, each person owning a beneficial interest in a Global Note must rely on the procedures of the Depositary and, if such person is not a Participant, on the procedures of the Participant through which such person owns its interest, to exercise all rights of a holder of Notes under the Indenture or such Global Note. The Company understands that under existing industry practice, in the event the Company requests any action of holders of Notes or an owner of a beneficial interest in a Global Note desires to take any action that the Depositary, as the holder of such Global Note, is entitled to take, the Depositary would authorize the Participants to take such action, and that the Participants would authorize beneficial owners owning through such Participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

   Payment of principal and interest on Notes represented by a Global Note will be made to the Depositary or its nominee, as the case may be, as the registered owner and holder of such Global Note.

   The Company expects that the Depositary, upon receipt of any payment of principal or interest, will immediately credit the accounts of the Participants with such payment in amounts proportionate to their respective holdings in principal amount of beneficial interest in the Global Note as shown in the records of the Depositary. Payments by Participants to owners of beneficial interests in a Global Note held through such Participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in "street name", and will be the responsibility of such Participants. The Company and the Trustee will not have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in a Global Note for any Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests or for any other aspect of the relationship between the Depositary and its Participants or the relationship between such Participants and the owners of beneficial interests in such Global Note owned through such Participants.

   Unless and until it is exchanged in whole or in part for Notes in definitive form, a Global Note may not be transferred except as a whole by the Depositary to a nominee of such Depositary, by a nominee of such Depositary to such Depositary or another nominee of such Depositary, or to a successor of the Depositary or in its nominee.

   Notes represented by a Global Note will be exchangeable for Notes in definitive form of like tenor as such Global Note in denominations of $1,000 and in any greater amount that is an integral multiple thereof if (i) the Depositary notifies the Company that it is unwilling or unable to continue as Depositary for such Global Note or if at any time the Depositary ceases to be qualified to act as Depositary under applicable law and the Company does not appoint a successor depositary within 90 days or (ii) the Company in its discretion at any time determines not to have such Notes represented by a Global Note and notifies the Trustee thereof. Any Global Note that is exchangeable pursuant to the preceding sentence is exchangeable for Notes issuable in authorized denominations and registered in such names as the Depositary shall direct and an owner of a beneficial interest in a Global Note will be entitled to physical delivery of such Notes in definitive form. Subject to the foregoing, a Global Note is not exchangeable except for a Global Note or Global Notes of the same aggregate denominations to be registered in the name of the Depositary or its nominee.

   The Depositary has advised the Company and the Underwriters as follows:
The Depositary is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. The Depositary was created to hold securities of Participants and to facilitate the clearance and settlement of securities transactions among the Participants in deposited securities through electronic book-entry changes in accounts of the Participants, thereby eliminating the need for physical movement of securities and certificates. Participants include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations and certain other organizations, some of which (and/or their representatives) own the Depositary. Access to the Depositary's book-entry system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly ("indirect participants"). Persons who are not Participants may beneficially own securities held by the Depositary only through Participants or indirect Participants. The rules applicable to the Depositary and the Participants are on file with the Commission. The Depositary currently accepts only notes denominated and payable in U.S. dollars.

CERTAIN COVENANTS OF THE COMPANY

RESTRICTIONS ON LIENS

   The Company will not, and will not permit any Restricted Subsidiary to, issue, assume or guarantee any Indebtedness secured by any mortgage, security interest, pledge, lien or other encumbrance upon, or any interest or title of any lessor, lender or other secured party to, or under any Capital Lease with respect to, any Operating Property or Operating Asset of the Company or any Restricted Subsidiary, whether such assets are now owned or hereafter acquired (herein referred to as a "Mortgage" or "Mortgages"), without in any such case effectively providing that the Notes (together with, if the Company shall so determine, any other Indebtedness ranking equally with the Notes) shall be secured equally and ratably with such Indebtedness, except that the foregoing restrictions shall not apply to: (a) Mortgages incurred or created in the ordinary course of business not arising in connection with Indebtedness that do not in the aggregate materially impair the use or value of the properties or assets of the Company and its Restricted Subsidiaries taken as a whole, (b) Mortgages existing as of the date of the Indenture, (c) Mortgages (other than Capital Leases) to secure the payment of all or any part of the purchase price or construction costs in respect of property or properties acquired by the Company or a Restricted Subsidiary after the date of the Indenture securing Indebtedness incurred prior to, at the time of, or within 360 days after, the acquisition of any such property or the completion of any such construction and which secures Indebtedness not in excess of the amount expended in the acquisition and improvements thereof, (d) Mortgages upon any property or assets owned by any Restricted Subsidiary when it becomes a Restricted Subsidiary, (e) Mortgages upon any property or assets of any corporation existing at the time such corporation is merged into or consolidated with the Company or any Restricted Subsidiary, or at the time of a sale, lease or other disposition of the properties of an entity as an entirety or substantially as an entirety to the Company or any Restricted Subsidiary, (f) Mortgages upon any property when the property is acquired by the Company or a Restricted Subsidiary, (g) Mortgages to secure the payment of all or any part of the cost of improvements to any property owned by the Company or a Restricted Subsidiary, (h) the extension, renewal or replacement of any Mortgage permitted by subparagraph (b), (c), (d), (e), (f) or (g) above, but only if the principal amount of Indebtedness secured by the Mortgage immediately prior thereto is not increased and the Mortgage is not extended to other property, (i) Mortgages for certain taxes or other governmental charges, (j) Mortgages arising out of any final judgment for the payment of money aggregating not in excess of $10,000,000, (k) Mortgages arising out of any legal proceeding or final judgment which is being contested in good faith, provided enforcement of any such lien has been stayed, (l) easements or similar encumbrances, the existence of which do not materially impair the use of the property subject thereto and (m) Mortgages securing Indebtedness of a Restricted Subsidiary to the Company or to another Restricted Subsidiary. (Section 1007(a) Notwithstanding the foregoing, the Company or any Restricted Subsidiary may create or assume Mortgages in addition to those permitted above, and renew, extend or replace such Mortgages provided that at the time of such creation, assumption, renewal, extension or replacement, and after giving effect thereto, Exempted Debt does not exceed 15% of Consolidated Net Tangible Assets. (Section 1007(b)


RESTRICTIONS ON SALE AND LEASEBACK TRANSACTIONS

   The Company will not, nor will it permit any Restricted Subsidiary to, enter into any arrangement with any person providing for the leasing by the Company or any Restricted Subsidiary of any Operating Property or Operating Asset, whether now owned or hereafter acquired, which has been or is to be sold or transferred by the Company or such Restricted Subsidiary to such persons with the intention of taking back a lease on such property (a "Sale and Leaseback Transaction") unless (a) such transaction involves a lease or right to possession or use for a temporary period not to exceed three years following such sale, by the end of which it is intended that the use of such property by the lessee will be discontinued, (b) the Company or a Restricted Subsidiary would, on the effective date of such transaction, be entitled to issue, assume or guarantee indebtedness secured by a Mortgage on such property at least equal in an amount to the Attributable Debt in respect thereof, without equally and ratably securing the Notes as set forth in the Indenture, or (c) if the proceeds of such sale (i) are equal to or greater than the fair market value of such property and (ii) are applied within 360 days after the receipt of the proceeds of sale or transfer to either the purchase or acquisition of fixed assets or equipment used in the operation of the business or the construction of improvements on real property or to the repayment of Senior Funded Debt of the Company or any Restricted Subsidiary.
The preceding restriction shall not apply to any Sale and Leaseback Transaction between the Company and a Restricted Subsidiary or between Restricted Subsidiaries. (Section 1008(a) The Company or any Restricted Subsidiary may enter into Sale and Leaseback Transactions in addition to those permitted above, and without any obligation to retire any Senior Funded Debt of the Company or a Restricted Subsidiary, provided that, at the time of entering into such Sale and Leaseback Transactions, and after giving effect thereto, Exempted Debt does not exceed 15% of Consolidated Net Tangible Assets. (Section 1008(b))


CERTAIN DEFINITIONS

   Set forth below are certain significant terms which are defined in Section 101 of the Indenture:

   "Attributable Debt" in respect of a Sale and Leaseback Transaction means, at the time of determination, the present value (discounted at the actual rate of interest of such transaction) of the obligation of the lessee for net rental payments during the remaining term of the lease included in such Sale and Leaseback Transaction (including any period for which such lease has been extended or may, at the option of the lessor, be extended).

   "Capital Lease" means any lease of property which, in accordance with generally accepted accounting principles, should be capitalized on the lessee's balance sheet or for which the amount of the asset and liability thereunder as if so capitalized should be disclosed in a note to such balance sheet.

   "Consolidated" when used with respect to any of the terms defined in the Indenture, refers to such terms as reflected in a consolidation of the accounts of the Company and its Restricted Subsidiaries in accordance with generally accepted accounting principles.

   "Exempted Debt" means the sum of the following items outstanding as of the date Exempted Debt is being determined: (i) Indebtedness for money borrowed of the Company and its Restricted Subsidiaries incurred after the date of the Indenture and secured by liens created or assumed or permitted to exist pursuant to Section 1007(b) (excluding Indebtedness incurred in connection with pollution control financings and industrial revenue bond financings) and
(ii) Attributable Debt of the Company and its Restricted Subsidiaries in respect of all Sale and Leaseback Transactions entered into pursuant to
Section 1008(b).

   "Funded Debt" means Indebtedness, whether incurred, assumed or guaranteed, which matures more than one year from the date of creation thereof, or which is extendable or renewable at the sole option of the obligor so that it may become payable more than one year from such date.

   "Indebtedness" of any person means, without duplication, indebtedness for borrowed money and all indebtedness under purchase money mortgages or other purchase money liens or conditional sales or similar title retention agreements, in each case where such indebtedness has been created, incurred, assumed or guaranteed by such person or where such person is otherwise liable therefor, and indebtedness for borrowed money secured by any mortgage, pledge or other lien or encumbrance upon property owned by such person even though such person has not assumed or become liable for the payment of such indebtedness.

   "Investment" means and includes any investment in stock, evidences of indebtedness, loans or advances, however made or acquired, but shall not include accounts receivable of the Company or of any Restricted Subsidiary arising from transactions in the ordinary course of business, or any evidences of indebtedness, loans or advances made in connection with the sale to any Restricted Subsidiary of accounts receivable of the Company or any Restricted Subsidiary arising from transactions in the ordinary course of business of the Company or any Restricted Subsidiary.

   "Net Tangible Assets" means the total amounts of assets (less depreciation and valuation reserves and other reserves and items deductible from gross book value of specific asset accounts under generally accepted accounting principles) which under generally accepted accounting principles would be included on a balance sheet after deducting therefrom (a) all liability items except Funded Debt, Capitalized Lease Obligations, stockholders' equity and reserves for deferred income taxes and (b) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles, which in each such case would be so included on such balance sheet.

   "Operating Assets" means all merchandise inventories, furniture, fixtures and equipment (including all transportation and warehousing equipment but excluding office equipment and data processing equipment) owned or leased pursuant to Capital Leases by the Company or a Restricted Subsidiary.

   "Operating Property" means all real property and improvements thereon owned or leased pursuant to Capital Leases by the Company or a Restricted Subsidiary and constituting, without limitation, any store, warehouse, service center or distribution center wherever located, provided that such term shall not include any store, warehouse, service center or distribution center which the Company's Board of Directors declares by resolution not to be of material importance to the business of the Company and its Restricted Subsidiaries.

   "Restricted Subsidiaries" means all Subsidiaries other than Non-Restricted Subsidiaries. "Non-Restricted Subsidiaries" means (a) any Subsidiary so designated by the Board of Directors of the Company in accordance with the Indenture and (b) any other Subsidiary of which the majority of the voting stock is owned directly or indirectly by one or more Non-Restricted Subsidiaries. The Indenture provides that, subject to certain restrictions, the Company's Board of Directors may change the designations of Restricted Subsidiaries and Non-Restricted Subsidiaries. (Section 1009) Initially the Company will have no Non-Restricted Subsidiaries.

   "Senior Funded Debt" means all Funded Debt, except Funded Debt the payment of which is subordinated to the payment of the Notes.

   "Subsidiary" means any corporation of which at least a majority of the outstanding stock having voting power under ordinary circumstances for the election of directors of said corporation is at the time owned by the Company, or by the Company and one or more Subsidiaries, or by any one or more Subsidiaries.


MERGER, CONSOLIDATION AND DISPOSITION OF ASSETS

   The Company will not consolidate with or merge into any other corporation or convey, transfer or lease its properties and assets substantially as an entirety to any person, and the Company will not permit any person to consolidate with or merge into the Company or convey, transfer or lease its assets and properties substantially as an entirety to the Company, unless (a) the successor shall be a corporation organized under the laws of the United States or a jurisdiction thereof, and such successor shall expressly assume the Company's obligations under the Indenture and the Notes, (b) immediately after giving effect to such transaction, no Event of Default under the Indenture or event which, after notice or lapse of time or both, would become an Event of Default thereunder would exist and be continuing, (c) if, as a result of such transaction, properties or assets of the Company would become subject to a Mortgage not permitted by the Indenture, the successor shall cause the Notes to be secured equally and ratably with (or prior to) all indebtedness secured by such Mortgage and (d) the Company has delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that such transaction complies with the Indenture. Upon compliance with these provisions by a successor corporation, the Company will be relieved (except in the case of a lease) of its obligations under the Indenture and the Notes. (Sections 801 and 802)

   The Indenture would not necessarily afford holders of the Notes protection in the event of a highly leveraged transaction involving the Company, such as a leveraged buyout.


MODIFICATION OF THE INDENTURE; WAIVERS

   The Indenture provides that the Company and the Trustee, with the consent of not less than a majority in principal amount of the Notes at the time outstanding, may execute supplemental indentures adding any provisions to, or changing or eliminating any of the provisions of, the Indenture or modifying the rights of the holders of the Notes at the time outstanding, except that no such supplemental indenture may, without the consent of the holders of all the Notes at the time outstanding, (a) change the stated maturity date of the principal of, or any installment of principal of or any interest on, any Note or reduce the principal amount thereof or the rate of interest thereon, or change the place of payment or the currency in which payment is to be made, or impair the right to institute suit for the enforcement of any such payment on or after the due date thereof, (b) reduce the percentage of outstanding Notes, the consent of the holders of which is required for any supplemental indenture, (c) reduce the percentage of outstanding Notes required to waive certain provisions of the Indenture or (d) modify certain provisions of the Indenture. (Section 902)

   The Holders of a majority in principal amount of the Notes at the time outstanding may on behalf of the holders of all Notes waive compliance by the Company with certain restrictive provisions of the Indenture. (Section 1011) The holders of a majority in principal amount of the Notes at the time outstanding may on behalf of the Holders of all Notes waive any past default under the Indenture except a default not heretofore cured in the payment of the principal of or any interest on any Note or in respect of a provision under which the Indenture cannot be modified or amended without the consent of the holder of each outstanding Note. (Section 513)

EVENTS OF DEFAULT, WAIVER, AND NOTICE

   "Event of Default" is defined in the Indenture with respect to the Notes as being (a) default for 30 days in the payment of any interest installment any Notes, (b) default in the payment when due of principal of any Note, (c) default for 60 days, after notice to the Company by the Trustee or to the Company and the Trustee by the holders of not less than 25% in principal amount of the Notes at that time outstanding, in the performance, or breach, of any covenant or warranty of the Indenture (other than covenants and warranties specifically dealt with elsewhere), (d) default in respect to certain indebtedness in excess of $10,000,000 for money borrowed by the Company, which indebtedness shall have been accelerated for 30 days after notice specified in the next preceding clause and (e) certain events of bankruptcy, insolvency and reorganization. (Section
501)

   If an Event of Default with respect to the Notes at that time outstanding shall occur and be continuing, either the Trustee or the holders of not less than 25% in principal amount of the outstanding Notes may, by notice in writing to the Company (and to the Trustee if given by holders), declare the principal amount of all Notes to be due and payable. (Section 502) In certain cases, the holders of a majority in principal amount of the outstanding Notes may, on behalf of the holders of all the Notes, rescind and annul such acceleration or waive any past default or Event of Default, except a default not theretofore cured in payment of the principal of or interest on any of the Notes or a default relating to a covenant or provision of the Indenture which could not be modified or amended without the consent of all holders of Notes. (Sections 502 and 513) See "-- Modification of the Indenture; Waivers."

   The Indenture provides that the Trustee shall, within 90 days after the occurrence of a default with respect to the Notes, give to the holders of the Notes notice of such default known to it, unless such default shall have been cured or waived; but the Trustee shall be protected in withholding such notice if in good faith it determines that the withholding of such notice is in the interest of such holders, except in the case of a default in the payment of the principal ofor interest on any of the Notes and except that in the case of a default in respect of certain covenants and warranties, no such notice shall be given until at least 60 days after the occurrence of such default. (Section 602) The Indenture contains a provision entitling the Trustee, subject to the duty of the Trustee during a default to act with the required standard of care, to be indemnified by holders of the Notes before proceeding to exercise any right or power under the Indenture at the request of such holders. (Sections 601 and 603) The Indenture provides that the holders of a majority in principal amount of the outstanding Notes may direct the time, method and place of conducting proceedings for remedies available to the Trustee or of exercising any trust or power conferred on the Trustee with respect to the Notes. (Section 512)

   No holder of any Notes will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless (a) such holder shall have previously given to the Trustee written notice of a continuing Event of Default with respect to the Notes, (b) the holders of at least 25% in aggregate principal amount of the outstanding Notes shall have made written request to the Trustee to institute proceedings as Trustee, (c) such holder or holders shall have offered to the Trustee reasonable indemnity, (d) the Trustee shall have failed to institute such proceeding within 60 days thereafter and (e) the Trustee shall not have received from the holders of a majority in aggregate principal amount of the outstanding Notes a direction inconsistent with such request. (Section 507) However, the holder of any Notes will have an absolute right to receive payment of the principal of and any interest on such Notes on or after the due dates expressed in such Notes and to institute suit for the enforcement of any such payment. (Section 508)

   The Company will be required to file with the Trustee annually, within 120 days of the end of each fiscal year of the Company, a certificate as to the compliance with all conditions and covenants of the Indenture. (Section 704)

DISCHARGE AND DEFEASANCE OF NOTES OR CERTAIN COVENANTS

DEFEASANCE AND DISCHARGE

   The Indenture provides that the Company, at its option, (a) will be discharged from any and all obligations with respect to the Notes (except for certain obligations which include registering the transfer or exchange of the Notes, replacing stolen, lost or mutilated Notes, maintaining paying agencies and holding monies for payment in trust), or (b) need not comply with certain restrictive covenants of the Indenture, upon the deposit with the Trustee (and in the case of a discharge, 91 days after such deposit), in trust, cash in U.S. dollars or U.S. Government Obligations, or a combination thereof, which through the payment of interest thereon and principal thereof in accordance with their terms will provide money in an amount sufficient to pay each installment of principal of and any interest on the Notes on the dates such payments are due in accordance with the terms of the Indenture. To exercise any such option, the Company is required to meet certain conditions, including delivery to the Trustee of an Opinion of Counsel to the effect that the deposit and related defeasance and discharge would not cause the holders of the Notes to recognize income, gain or loss for Federal income tax purposes which, in the case of a discharge pursuant to clause (a), must refer to and be based upon a ruling or administrative pronouncement of the Internal Revenue Service. (Sections 403 and
1010)


DEFEASANCE AND EVENTS OF DEFAULT

    In the event the Company exercises its option to omit compliance with certain covenants of the Indenture and the Notes are declared due and payable because of the occurrence of any Event of Default, the amount of money and U.S. Government Obligations on deposit with the Trustee should be sufficient to pay amounts due on the Notes at the time of their Stated Maturity but may not be sufficient to pay amounts due on the Notes at the time of the acceleration resulting from such Event of Default. However, the Company shall remain liable for such payments.


CONCERNING THE TRUSTEE

   The Trustee acts as trustee under the indenture in connection with the Company's 4% Convertible Subordinated Notes due 1999. In the ordinary course of business, the Company maintains deposits with the Trustee and the Trustee has also from time to time provided other banking services to the Company.


                                 UNDERWRITING

   Under the terms and subject to the conditions contained in an Underwriting
Agreement dated June   , 1995 (the "Underwriting Agreement"), the Underwriters
named below (the "Underwriters"), for whom CS First Boston Corporation is acting as representative (the "Representative"), have severally but not jointly agreed to purchase from the Company the following respective principal amounts of the Notes:

                                                   Principal
                  Underwriter                        Amount
                  -----------                   --------------
                  CS First Boston Corporation     $



                                                --------------
                      Total  ................    $100,000,000
                                                ==============

    The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will be obligated to purchase all of the Notes being offered hereby if any are purchased. The Underwriting Agreement provides that, in the event of a default by an Underwriter, in certain circumstances the purchase commitments of non-defaulting Underwriters may be increased or the Underwriting Agreement may be terminated.

    The Company has been advised by the Representative that the Underwriters propose to offer the Notes to the public initially at the public offering price set forth on the cover page of this Prospectus and, through the Representative,
to certain dealers at such price less a concession of   % of the principal
amount per Note and the Underwriters and such dealers may allow a discount of % of such principal amount per Note on sales to certain other dealers. After the initial public offering, the public offering price and concession and discount to dealers may be changed by the Representative.

   The Notes are a new issue of securities with no established trading market. The Representative has advised the Company that it intends to act as a market maker for the Notes. However, the Representative is not obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

   The Company has agreed to indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act, and under certain circumstances, to contribute to payments which the Underwriters may be required to make in respect thereof.

   CS First Boston Corporation from time to time performs investment banking services for the Company for customary fees.


                         NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

   The distribution of the Notes in Canada is being made only on a private placement basis exempt from the requirement that the Company prepare and file a prospectus with the securities regulatory authorities in each province where trades of Notes are effected. Accordingly, any resale of the Notes in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the Notes.

REPRESENTATIONS OF PURCHASERS

   Each purchaser of Notes in Canada who receives a purchase confirmation will be deemed to represent to the Company and the dealer from whom such purchase confirmation is received that (i) such purchaser is entitled under applicable provincial securities laws to purchase such Notes without the benefit of a prospectus qualified under such securities laws, (ii) where required by law, such purchaser is purchasing as principal and not as agent, and (iii) such purchaser has reviewed the text above under "Resale Restrictions."

RIGHTS OF ACTION AND ENFORCEMENT

   The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by section 32 of the Regulation under the Securities Act (Ontario). As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

   All of the issuer's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Ontario purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or person outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS

   A purchaser of Notes to whom the Securities Act (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any Notes acquired by such purchaser pursuant to this offering. Such report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #88/5, a copy of which may be obtained from the Company. Only one such report must be filed in respect of Notes acquired on the same date and under the same prospectus exemption.

                                LEGAL MATTERS


   The validity of the authorization and issuance of the Notes offered hereby is being passed upon for the Company by Willkie Farr & Gallagher, New York, New York, and for the Underwriters by Dewey Ballantine, New York, New York.


                                   EXPERTS

   The financial statements and the related financial statement schedules incorporated in this Prospectus by reference from the Company's Annual Report on Form 10-K for the year ended January 28, 1995 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

- -----------------------------------------------------------------------------


   No dealer, salesperson or other person has been authorized to give any information or to make any representation not contained in this Prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by the Company or any Underwriter. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such offer in such jurisdiction. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information herein is correct as of any time subsequent to the date hereof or that there has been no change in the affairs of the Company since such date.

                                     ------


                              TABLE OF CONTENTS

                                                 Page
                                               --------
Available Information  .....................       2
Incorporation of Certain Documents by
  Reference ................................       2
The Company  ...............................       3
Use of Proceeds  ...........................       4
Capitalization  ............................       4
Selected Financial Data  ...................       5
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations ...............................       6
Description of Notes  ......................      10
Underwriting  ..............................      16
Notice to Canadian Residents  ..............      17
Legal Matters  .............................      18
Experts  ...................................      18



- -----------------------------------------------------------------------------

- ----------------------------------------------------------------------------




                                   LOGO
                                   PEP BOYS











                                 $100,000,000






                               % Notes Due 2005








                                  PROSPECTUS


                              LOGO CS FIRST BOSTON





 ----------------------------------------------------------------------------

                                   PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

   The following table sets forth all expenses (other than the underwriting discounts and commissions) in connection with the sale and distribution of the securities being registered, which will be paid solely by the Company. All the amounts shown are estimates, except the Commission registration fee and the NASD fee:

SEC Registration Fee .........................         $ 34,483
NASD Fee .....................................           10,500
Printing and Engraving Expenses ..............           15,000
Legal Fees and Expenses ......................           80,000
Accounting Fees and Expenses .................           10,000
Blue Sky Fees and Expenses ...................           10,000
Trustee Fees .................................            8,500
Rating Agency Fees ...........................           50,000
Miscellaneous Expenses .......................            6,517
                                                       --------
     Total ...................................         $225,000
                                                       ========


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

   Sections 1741 through 1750 of Subchapter D, Chapter 17, of the BCL contain provisions for mandatory and discretionary indemnification of a corporation's directors, officers and other personnel, and related matters.

   Under Section 1741, subject to certain limitations, a corporation has the power to indemnify directors and officers under certain prescribed circumstances against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with an action or proceeding, whether civil, criminal, administrative or investigative (other than derivative actions), to which any of them is a party or is threatened to be made a party by reason of his being a representative of the corporation or serving at the request of the corporation as a representative of another corporation, partnership, joint venture, trust or other enterprise, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful.

   Section 1742 permits indemnification in derivative actions if the appropriate standard of conduct is met, except in respect of any claim, issue or matter as to which the person has been adjudged to be liable to the corporation unless and only to the extent that the proper court determines upon application that, despite the adjudication of liability but in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for the expenses that the court deems proper.

   Under Section 1743, indemnification is mandatory to the extent that the officer or director has been successful on the merits or otherwise in defense of any action or proceeding referred to in Section 1741 or 1742.

   Section 1744 provides that, unless ordered by a court, any indemnification under Section 1741 or 1742 shall be made by the corporation only as authorized in the specific case upon a determination that the representative met the applicable standard of conduct and that such determination will be made (i) by the board of directors by a majority vote of a quorum of directors not parties to the action or proceeding; (ii) if a quorum is not obtainable, or if obtainable and a majority of disinterested directors so directs, by independent legal counsel; or (iii) by the shareholders.

   Section 1745 provides that expenses incurred by an officer or director in defending an action or proceeding may be paid by the corporation in advance of the final disposition of such action or proceeding upon receipt of an undertaking by or on behalf of such person to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation.

   Section 1746 provides generally that the indemnification and advancement of expenses provided by Subchapter 17D of the BCL (i) will not be deemed exclusive of any other rights to which a person seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding that office, and (ii) may not be made in any case where the act or failure to act giving rise to the claim for indemnification is determined by a court to have constituted willful misconduct or recklessness.

   Section 1747 grants a corporation the power to purchase and maintain insurance on behalf of any director or officer against any liability incurred by him in his capacity as officer or director, whether or not the corporation would have the power to indemnify him against that liability under Subchapter 17D of BCL.

   Sections 1748 and 1749 extend the indemnification and advancement of expenses provisions contained in Subchapter 17D of the BCL to successor corporations in fundamental corporate changes and to representatives serving as fiduciaries of employee benefit plans.

   Section 1750 provides that the indemnification and advancement of expenses provided by, or granted pursuant to, Subchapter 17D of the BCL shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs and personal representative of such person.

   Article VII of the Company's Bylaws provides in general that the Company shall indemnify its officers and directors to the fullest extent permitted by law. The Bylaws further provide that any alteration, amendment, or repeal of the indemnification provisions, if not approved by 80% of the Board of Directors, requires the affirmative vote of shareholders owning at least 80% of the outstanding shares entitled to vote.

   The Company has purchased liability insurance on behalf of its directors and officers. A form of such policy is filed as Exhibit 10.5 to the Registrant's Annual Report on Form 10-K for the fiscal year ended February 3, 1990.

   See Section 7 of the Underwriting Agreement, filed as Exhibit 1 hereto, pursuant to which the Underwriters agree to indemnify the Company, its directors, certain officers and controlling persons against certain liabilities, including liabilities under the Securities Act.

ITEM 16. EXHIBITS.


   EXHIBIT
   NUMBER                                 DESCRIPTION
 -----------                        ----------------------
     1          Form of Underwriting Agreement
     4          Form of Indenture between the Company and First Fidelity Bank, National Association, as Trustee,
                including form of Note
     5          Opinion of Willkie Farr & Gallagher
   *12.1        Calculation of Ratio of Earnings to Fixed Charges (incorporated by reference to Exhibit 12 to the
                Company's Annual Report on Form 10-K for the year ended January 28, 1995)
   *12.2        Calculation of Ratio of Earnings to Fixed Charges for the 13 weeks ended April 29, 1995
    23.1        Consent of Willkie Farr & Gallagher (included as part of Exhibit 5)
    23.2        Consent of Deloitte & Touche LLP
   *24          Power of Attorney
    25          Form T-1, Statement of Eligibility under the Trust Indenture Act of
                1939 of the Trustee


- ------
*Previously filed.


ITEM 17. UNDERTAKINGS

   The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that, in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by them is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

   The undersigned registrant hereby undertakes that: (1) for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and (2) for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES


   Pursuant to the requirements of the Securities Act, the registrant certifies that is has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this amendment to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Philadelphia, Commonwealth of Pennsylvania, on June 5, 1995.


                              THE PEP BOYS - MANNY, MOE & JACK

                              By:    /s/ MITCHELL G. LEIBOVITZ
                                  ------------------------------
                                       Mitchell G. Leibovitz
                                Chairman of the Board, President
                                    and Chief Executive Officer



   Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

           Signature                               Title                                        Date
           ---------                              -------                                     ---------
    /s/ MITCHELL G. LEIBOVITZ               Chairman of the Board, President and             June 5, 1995
  ----------------------------              Chief Executive Officer and Director
     Mitchell G. Leibovitz                  (Principal Executive Officer)

      /s/ MICHAEL J. HOLDEN                 Senior Vice President and Chief Financial        June 5, 1995
  ----------------------------              Officer (Principal Financial and
         Michael J. Holden                  Accounting Officer)

                *                           Director                                         June 5, 1995
  ----------------------------
         Lennox K. Black

                *                           Director                                         June 5, 1995
  ----------------------------
       Pemberton Hutchinson

                                            Director
  ----------------------------
        Bernard J. Korman

                                            Director
  ----------------------------
      J. Richard Leaman, Jr.

                *                           Director                                         June 5, 1995
  ----------------------------
        Malcolmn D. Pryor

                *                           Director                                         June 5, 1995
  ----------------------------
       Lester Rosenfeld

                *                           Director                                         June 5, 1995
  ----------------------------
        Benjamin Strauss

                *                           Director                                         June 5, 1995
  ----------------------------
        Myles H. Tanenbaum

                *                           Director                                         June 5, 1995
  ----------------------------
         David V. Wachs

*By: /s/ MICHAEL J. HOLDEN
    --------------------------
         Michael J. Holden
         Attorney-in-Fact


                                EXHIBIT INDEX

   Exhibit
   Number                                        Description
 -----------                                   --------------
      1           Form   of Underwriting Agreement

      4           Form of Indenture between the Company and First Fidelity Bank, National
                  Association, as Trustee, including form of Note

      5           Opinion of Willkie Farr & Gallagher

    *12.1         Calculation of Ratio of Earnings to Fixed Charges (incorporated by reference to
                  Exhibit 12 to the Company's Annual Report on Form 10-K for the year ended
                  January 28, 1995)

    *12.2         Calculation of Ratio of Earnings to Fixed Charges for the 13 weeks ended
                  April 29, 1995

     23.1         Consent of Willkie Farr & Gallagher (included as part of Exhibit 5)

     23.2         Consent of Deloitte & Touche LLP

    *24           Power of Attorney

     25           Form T-1, Statement of Eligibility under the Trust Indenture Act of 1939 of the Trustee



- ------
*Previously filed.